EXHIBIT 99.2

Unaudited Pro Forma Consolidated Financial Statements

The terms "United Fire," "we," "us," or "our" refer to United Fire & Casualty Company or United Fire & Casualty Company and its consolidated subsidiaries and its affiliate, as the context requires.

On March 28, 2011, we acquired 100 percent of the outstanding common stock of Mercer Insurance Group, Inc. ("Mercer Insurance Group") for $191.5 million, which was funded through a combination of cash and $79.9 million of short-term debt. After the acquisition, having combined our pre-existing operations with those of Mercer Insurance Group, we market our products through over 1,200 independent property and casualty agencies. In addition, the acquisition allows us to diversify our exposure to weather and other catastrophe risks across our geographic markets.

This transaction was accounted for under the acquisition method using Mercer Insurance Group historical financial information and applying fair value estimates to the acquired assets, liabilities and commitments as of the acquisition date. The excess of the purchase price over the estimated fair value of the tangible assets acquired and liabilities assumed at the acquisition date has been allocated to goodwill and intangible assets of our property and casualty insurance segment.

The unaudited pro forma consolidated statement of income for the nine-month period ended September 30, 2011, gives effect to the acquisition as if it had occurred on January 1, 2010.

The pro forma adjustments have been made solely for purposes of developing the pro forma financial information for illustrative purposes necessary to comply with the requirements of applicable disclosure and reporting regulations. The actual results reported in periods following the closing date of the acquisition may differ significantly from the results reported in the pro forma consolidated financial statements for a number of reasons, including, but not limited to, differences in the ordinary course of the business conducted following the acquisition, differences between the assumptions used to prepare these pro forma adjustments and actual amounts, cost savings from operating efficiencies, potential synergies, and the impact of the incremental costs incurred in integrating Mercer Insurance Group.

As a result, the pro forma financial information does not purport to be indicative of what our results of operations would have been had the transaction been completed on the dates used to prepare the pro forma consolidated financial statements. The information reported in the pro forma consolidated financial statements is based upon the information reported in our historical financial statements along with the audited financial statements of Mercer Insurance Group and does not purport to project our future financial condition and results of operations after giving effect to the acquisition.

The pro forma adjustments are described in the accompanying Notes to the Unaudited Pro Forma Consolidated Statement of Income presented on the following pages. The pro forma adjustments are based on provisional estimates of fair value for the tangible and intangible assets acquired and liabilities assumed of Mercer Insurance Group that may be subject to adjustment as additional information is obtained within a measurement period of one year from the acquisition date. Any adjustment to the provisional amounts that have been established will be recognized in the period that the adjustment is identified in accordance with the acquisition method.

The pro forma financial information should be read in conjunction with our historical financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 1, 2011, and in our report on Form 10-Q for the quarter ended September 30, 2011, filed with the SEC on November 4, 2011, and the audited financial statements of Mercer Insurance Group and unaudited pro forma consolidated financial statements in our Current Report on Form 8-K/A dated March 28, 2011, filed with the SEC on October 7, 2011.

Unaudited Pro Forma Consolidated Statement of Income
Nine-Month Period Ended September 30, 2011

(In Thousands, Except Per Share Data and Number of Shares)	Historical United Fire & Casualty Company	Pro Forma Adjustments		Pro Forma Combined United Fire & Casualty Company
Revenues				
Net premiums earned	$ 425,118	$ 33,150	A	$ 458,268
Investment income, net of investment expenses	81,730	3,803	B	85,533
Net realized investment gains				
Other-than-temporary impairment charges	—	—		—
All other net realized gains	4,996	176	C	5,172
Total net realized investment gains	4,996	176	C	5,172
Other income	1,610	438		2,048
	$ 513,454	$ 37,567		$ 551,021
Benefits, Losses and Expenses				
Losses and loss settlement expenses	$ 332,854	$ 25,307	E	$ 358,161
Future policy benefits	25,229	—		25,229
Amortization of deferred policy acquisition costs	112,800	(12,688)	F	100,112
Other underwriting expenses	44,878	(4,825)	G	40,053
Interest on policyholders' accounts	32,224	—		32,224
	$ 547,985	$ 7,794		$ 555,779
Income before income taxes	$ (34,531)	$ 29,773		$ (4,758)
Federal income tax expense (benefit)	(17,651)	6,553	H	(11,098)
Net Income (Loss)	$ (16,880)	$ 23,220		$ 6,340
Earnings (loss) per common share				
Basic	$ (0.65)			$ 0.24
Diluted	$ (0.65)			$ 0.24
Weighted average common shares outstanding				
Basic	26,004,923			26,004,923
Diluted	26,004,923			26,077,175

The Notes to Unaudited Pro Forma Consolidated Financial Statements are an integral part of this statement.

Notes to Unaudited Pro Forma Consolidated Statement of Income

NOTE 1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of Business

We are engaged in the business of writing property and casualty insurance and life insurance and selling annuities through a network of independent agencies. We report our operations in two business segments: property and casualty insurance and life insurance. We are licensed as a property and casualty insurer in 43 states plus the District of Columbia and as a life insurer in 29 states.

Basis of Presentation

We maintain our records in conformity with the accounting practices prescribed or permitted by the insurance departments of the states in which we are domiciled. To the extent that certain of these practices differ from U.S. generally accepted accounting principles ("GAAP"), we have made adjustments to present the accompanying Unaudited Pro Forma Consolidated Financial Statements in conformity with GAAP. Certain financial information that is included in our historical financial statements, including certain financial statement footnote disclosures, are not required by the rules and regulations of the Securities and Exchange Commission ("SEC") for the reporting of pro forma financial information and have been condensed or omitted.

In the opinion of the management of United Fire, the accompanying Unaudited Pro Forma Consolidated Statement of Income contains all adjustments necessary to present fairly the pro forma results of operations for the period presented. All significant intercompany transactions have been eliminated in consolidation. The pro forma financial information should be read in conjunction with our historical financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 1, 2011, and in our report on Form 10-Q for the quarter ended September 30, 2011, filed with the SEC on November 4, 2011, and the audited financial statements of Mercer Insurance Group and unaudited pro forma consolidated financial statements in our Current Report on Form 8-K/A dated March 28, 2011, filed with the SEC on October 7, 2011.

NOTE 2. ACQUISITION OF MERCER INSURANCE GROUP

On March 28, 2011, we acquired 100 percent of the outstanding common stock of Mercer Insurance Group. The excess of the purchase price over the estimated fair value of the tangible assets acquired and liabilities assumed at the acquisition date has been allocated to goodwill and intangible assets of our property and casualty insurance segment.

We are in the process of completing valuation procedures of the separately identifiable intangible assets acquired and assessing the related useful lives of those assets. Provisional amounts have been recognized for these intangible assets that may be subject to adjustment within one year from the acquisition date. We expect to continue to obtain additional information during the measurement period to assist us in determining the fair value of certain of the assets acquired and liabilities assumed. Any adjustment to the provisional amounts that have been established will be recognized in the period that the adjustment is identified in accordance with the acquisition method.

The following is a summary of the fair value of the tangible and intangible assets acquired and liabilities assumed of Mercer Insurance Group at the date of acquisition based on provisional estimates of fair value:

(In Thousands)	March 28, 2011
Assets	
Available-for-sale fixed maturity securities	$ 401,548
Equity securities	10,266
Short-term investments	400
Cash and cash equivalents	20,081
Accrued investment income	3,741
Premiums receivable	35,822
Value of business acquired	27,436
Property and equipment	14,985
Reinsurance receivables and recoverables	58,193
Prepaid reinsurance premiums	6,289
Income taxes receivable	2,660
Deferred income taxes	3,024
Goodwill and intangible assets	32,122
Other assets	10,108
Total assets	$ 626,675
Liabilities	
Reserves for losses, claims and loss settlement expenses	$ 310,647
Unearned premiums	72,249
Accrued expenses and other liabilities	33,690
Debt	3,000
Trust preferred securities	15,614
Total liabilities	$ 435,200
Total net assets acquired	$ 191,475

NOTE 3. UNAUDITED PRO FORMA ADJUSTMENTS

The following unaudited pro forma adjustments related to our acquisition of Mercer Insurance Group have been made to the information reported in the accompanying unaudited pro forma consolidated statement of income for the nine-month period ended September 30, 2011:

A. Net Premiums Earned

The adjustment represents the inclusion of Mercer Insurance Group's historical net premiums earned for the period from January 1, 2011 to March 28, 2011.

B. Investment Income, Net of Investment Expenses

The adjustment represents the inclusion of Mercer Insurance Group's historical investment income for the period from January 1, 2011 to March 28, 2011. In addition, the adjustment includes the effect of reporting Mercer Insurance Group's available-for-sale fixed maturity securities at fair value to reflect an acquisition date of January 1, 2010 rather than March 28, 2011.

C. Net Realized Investment Gains

The adjustment represents the inclusion of Mercer Insurance Group's historical net realized investment gains in the consolidated statement of income for the period from January 1, 2011 to March 28, 2011.

D. Other Income

The adjustment represents the inclusion of Mercer Insurance Group's historical other income for the period from January 1, 2011 to March 28, 2011.

E. Losses and Loss Settlement Expenses

The adjustment represents the inclusion of Mercer Insurance Group's historical losses and loss settlement expenses for the period from January 1, 2011 to March 28, 2011.

F. Amortization of Deferred Policy Acquisition Costs

The adjustment to amortization of deferred policy acquisition costs represents a reversal of the effect of the amortization of the fair value of the value of business acquired ("VOBA") asset to reflect an acquisition date of January 1, 2010 rather than March 28, 2011. VOBA is an intangible asset relating to the difference between the unearned premium reserves acquired in the transaction and the estimated fair value of the unexpired insurance policies, which consists of two components, (1) a provision for loss and loss settlement expenses that will be incurred as the premium is earned and (2) a provision for policy maintenance costs related to servicing those policies until they expire. Loss and loss settlement expenses are valued in a manner identical to that used for loss reserve valuation. Policy maintenance costs are valued based on estimates of future cash flows that are discounted to present value using duration-matched risk-free interest rates. VOBA is amortized over a twelve-month period from the acquisition date in proportion to the timing of the estimated underwriting profit associated with the in-force business.

The adjustment also represents the inclusion of Mercer Insurance Group's historical amortization of deferred policy acquisition costs for the period from January 1, 2011 to March 28, 2011.

G. Other Underwriting Expenses

The adjustment to other underwriting expenses includes the recognition of the net increase in amortization expense for intangible assets and depreciation expense for reporting Mercer Insurance Group's property and equipment at fair value to reflect an acquisition date of January 1, 2010 rather than March 28, 2011. Additionally, the adjustment includes the elimination of acquisition-related expenses, which consist of change in control payments, and legal, and other professional fees (including audit-related fees for the performance of due diligence services on behalf of United Fire). The adjustment also represents the inclusion of Mercer Insurance Group's historical other underwriting expenses for the period from January 1, 2011 to March 28, 2011.

H. Federal Income Tax Expense

The adjustment to federal income tax expense represents the tax effect of the pro forma adjustments to income using the statutory tax rate of 35.0 percent.